UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALLIED HEALTHCARE PRODUCTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-19266	25-1370721
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1720 Sublette Avenue, St. Louis, Missouri (Address of principal executive offices)	63110 (Zip Code)

Daniel C. Dunn 314-771-2400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD is filed by Allied Healthcare Products, Inc., a Delaware corporation (“Allied”, the “Company”, “we”, or “us”) for the year ended December 31, 2018 to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). Certain terms in this Form SD are defined in the Rule and our Conflict Minerals Report, filed herewith as Exhibit 1.01, and the reader is referred to those sources for such definitions. We are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

RCOI

We have determined that conflict minerals exist in at least one component of at least one product that we manufacture or contract to manufacture in each of our core businesses. These components contain conflict minerals that are necessary to the functionality or production of these products. Therefore, in accordance with the Rule and Form SD, we initiated a reasonable country of origin inquiry (“RCOI”) with our direct suppliers to determine whether any conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and/or may have been from recycled or scrap sources.

Our RCOI process employed a number of measures to determine whether the necessary conflict minerals in our products originated in the Covered Countries and/or may have been from recycled or scrap sources, including the following:

-	Consultation with the Company’s engineering staff to help determine which components do not contain conflict minerals;

-	Creation of a comprehensive supplier list;

-	Communication and engagement with our suppliers;

-	Distribution to our suppliers of a questionnaire based the Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“EICC/GeSI Form”);

-	Collection of responses to our questionnaire from our suppliers, some of which are provided on the EICC/GeSI Form and some of which are provided on our form;

-	Review of collected responses to identify supplier risk level, as described further in our Conflict Minerals Report, determine country of origin and/or sourcing from recycled or scrap sources and determine if due diligence is required; and

-	Follow-up communication with suppliers to update forms if their responses did not meet our review requirements and to understand and mitigate risks related to conflict minerals in their supply chains.

From over 26,000 parts reviewed by the Company, surveys returned to the Company indicated that 136 parts use or contain conflict minerals originating from outside Covered Countries and 200 parts use or contain conflict minerals originating within Covered Countries, but the conflict minerals originating in Covered Countries were smelted at smelters which are compliant with Conflict Free Smelter Program protocols by the Conflict Free Sourcing Initiative (“CFSI”). Surveys received from vendors indicated that one part used by the Company uses or contains conflict minerals, the source of which is unknown. The vendors of 13 parts either did not respond or could not determine whether such parts use or contain conflict minerals. No surveys indicated that any conflict minerals necessary for the functionality of our products were not conflict free under the CFSI protocols.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2018 filed herewith as Exhibit 1.01 is available at http://www.alliedhpi.com.

Item 1.02 Exhibit

None.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by duly authorized undersigned.

ALLIED HEALTHCARE PRODUCTS, INC.

By:

Date: May 29, 2019	/s/ Daniel C. Dunn
Daniel C. Dunn
Chief Financial Officer